[SciClone Pharmaceuticals, Inc. Letterhead]


                                         Contacts: Mark A. Culhane
                                                   Chief Financial Officer
                                                   SciClone Pharmaceutical, Inc.
                                                   415-358-3456


                         SCICLONE PHARMACEUTICALS, INC.
                        ADOPTS SHAREHOLDERS RIGHTS PLAN


San Mateo, Calif., July 29, 1997--SciClone Pharmaceuticals, Inc. (NASDAQ: SCLN) announced today that its Board of Directors has adopted a Preferred Stock Purchase Rights Plan designed to better assist its shareholders to realize the full value of their investment and to provide for fair and equal treatment for all shareholders in the event of any attempted takeover of the Company. This plan is a common anti-takeover instrument and its adoption is intended as a means to guard against any potential use of coercive takeover tactics designed to gain control of SciClone without paying all shareholders fair and equal value. This distribution of the Rights is not in response to any known effort or proposal to acquire control of the Company, SciClone.

Under the plan, shareholders will receive one Right to purchase one one-hundreth of a share of a new series of Preferred Stock for each outstanding share of SciClone Common Stock held of record at the close of business on August 15, 1997.

The Rights, which will initially trade with the Common Stock, become exercisable at $30.00 per Right, only after a person or group acquires 15 percent or more of SciClone's Common Stock in a transaction not approved by the Board or announces an unapproved tender offer which could result in such person or group owning 15 percent or more of the Common Stock. Generally, following such events the Rights permit SciClone shareholders other than the acquiror to purchase SciClone Common Stock having a



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SciClone Pharmaceuticals Adopts Shareholder Rights Plan
July 29, 1997
Page 2 of 2


market value of twice the exercise price of the Rights. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquiror at a 50 percent discount.

The Rights expire on August 15, 2007. The Rights distribution will not be taxable to Shareholders and will be payable to shareholders of record on August 15, 1997.

SciClone Pharmaceuticals, Inc. is an international biopharmaceutical company involved in the acquisition, development and commercialization of pharmaceuticals worldwide. SciClone focuses on specialist-oriented products that address significantly unmet chronic and life threatening diseases including hepatitis B and C, cancer, immune system disorders and cystic fibrosis.

Press   releases   and   additional    corporate    information   for   SciClone
Pharmaceuticals, Inc. are available on the Internet at www.sciclone.com.


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